

Mail Stop 4546

October 18, 2016

Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
Fruebjergvej 3, Box 62
2100 Copenhagen, Denmark

    Re: DanDrit Biotech USA, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 4, 2016
           File No. 000-54478

Dear Dr. Leire:

We have limited our review of this filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 2 – Approval of the Name Change Charter Amendment, page 10
Proposal No. 3 – Approval of the Reverse Split Charter Amendment, page 11

1. We note that pursuant to Articles 3.6(a), 4.2(a)(viii) and 4.3(b) of the Asset Purchase Agreement between DanDrit and OncoSynergy, the name change and reverse stock split appear to be conditions to close the acquisition. Please provide analysis as to why you believe the information required by Items 11, 13 and 14 of Schedule 14A is not required. Alternatively, please include this information in a revised preliminary proxy statement. Please refer to Note A of Schedule 14A for further guidance. Please also revise Proposals No. 2 and No.3 to explain the relation of the name change and reverse stock split to the pending acquisition.

Eric Leire
DanDrit Biotech USA, Inc.
October 18, 2016
Page 2

2. We note your disclosure that, if the reverse stock split proposal receives shareholder approval, its implementation is still subject to board discretion, including your statement that the board has discretion to determine "at what whole number ratio to effect the Reverse Split." Please clarify whether the board has discretion to modify the split ratio and, if so, please clearly disclose this discretion and whether there is a potential range of ratios the board may select. As currently drafted, the disclosure suggests that the ratio will be one-for-two. Additionally, we note that the charter amendment included in Annex A shows a potential reduction in authorized shares, but does not include a section effecting the reverse split. Please explain why the reverse split is not included in the charter amendment. Please also explain whether the total number of authorized shares will be sixty million, or whether this amount may change depending on the reverse split ratio, and revise the charter amendment as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Clayton Parker
        K&L Gates